SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of September 2004

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

North York, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated September 7, 2004

2.

Marsulex Press Release dated September 23, 2004

MARSULEX POWER GENERATION GROUP WINS CONTRACT TO SUPPLY

FLUE GAS DESULFURIZATION SYSTEM TO CHINESE POWER UTILITY

TORONTO, Ontario, September 7, 2004 – Marsulex Inc. (TSX: MLX) announced today that its Power Generation Group has been awarded a contract to supply technology, engineering and selected equipment for Baotou Donghua Thermal Power Company (jointly owned by Huadian Power and Donghua Power Company) at the Baotou Power Plant in the People’s Republic of China.  The Company’s limestone-gypsum flue gas desulfurization (FGD) system will be installed to reduce sulfur dioxide (SO2) emissions by 95% from Baotou Units 1 & 2, a total of 600 MWe.  The contract, which represents the fifth successful project in China for Marsulex, has been awarded through China Huadian Engineering Company (CHEC), one of the Company’s licensees.

The project, which Marsulex won against international competition, is due for completion in early 2006.

Marsulex President and Chief Executive Officer, David Gee, said the project is another important win for the Company and its licensee. “The demand for retro-fitting existing coal-fired plants in China remains strong and our reputation and track record of success continues to grow.  Huadian Power, a joint owner of this plant, is one of the largest power generation groups in China, and we believe our relationship on the Baotou project will lead to other opportunities.”

Mr. Gee noted that Marsulex is currently supplying similar technology and services to the Gaojing Power Plant, which is located in a western suburb of Beijing.

Marsulex, which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced air quality compliance services. The Company’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

# # #

For further information:

            David M. Gee

President & CEO

(416) 496-4178

Edward R. (Ted) Irwin

Chief Financial Officer

Tel: (416) 496-4164

MARSULEX WINS ADDITIONAL CONTRACT TO SUPPLY FLUE GAS

DESULFURIZATION SYSTEM TO CHINESE POWER UTILITY

TORONTO, Ontario, September 23, 2004 – Marsulex Inc. (TSX: MLX) announced today that its Power Generation Group has been awarded a contract to supply technology, engineering and selected equipment for Hunan Huadian Shimen Power Company at the Shimen Power Plant, located in Inner Mongolia in the People’s Republic of China.  The Company’s limestone-gypsum flue gas desulfurization (FGD) system will be installed to reduce sulfur dioxide (SO2) emissions by 95% from Shimen Units 3 & 4, a total of 600 MWe.  The contract, which represents the latest successful project in China for Marsulex, has been awarded through China Huadian Engineering Company (CHEC), one of the Company’s licensees.

The project, which Marsulex won against international competition, is due for completion in early 2006.

Marsulex President and Chief Executive Officer, David Gee, said the project further demonstrates the success of the Company’s Asian strategy and confirms its position as the world leader in SO2 removal projects. “The Shimen project is our sixth in China and brings our worldwide installed base of FGD systems to over 57,000 Mwe.” Mr. Gee noted that earlier this month Marsulex announced a similar sized project for the Baotou Power Plant and is currently supplying similar technology and services to the Gaojing Power Plant, which is located in a western suburb of Beijing.

Marsulex, which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced air quality compliance services. The Company’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

# # #

For further information:

            David M. Gee

President & CEO

(416) 496-4178

Edward R. (Ted) Irwin

Chief Financial Officer

Tel: (416) 496-4164

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

September 24, 2004

By:

_/s/ Lucio Milanovich

Lucio Milanovich

Director, Finance